Exhibit 12

TELEPHONE AND DATA SYSTEMS, INC.

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS (1)

	Six Months Ended
	June 30,
	2015	2014
(Dollars in thousands)
EARNINGS:
Income (loss) before income taxes (2)	$335,754	$(7,446)
Add (deduct):
Equity in earnings of unconsolidated entities	(70,053)	(72,117)
Distributions from unconsolidated entities	27,226	65,569
Amortization of capitalized interest	3,702	3,301
Income attributable to noncontrolling interests in subsidiaries that do not have fixed charges	(5,905)	(645)
	290,724	(11,338)
Add fixed charges:
Consolidated interest expense (3)	67,749	56,605
Interest portion (1/3) of consolidated rent expense	30,774	31,313
	$389,247	$76,580

FIXED CHARGES:
Consolidated interest expense (3)	$67,749	$56,605
Capitalized interest	3,429	3,824
Interest portion (1/3) of consolidated rent expense	30,774	31,313
	$101,952	$91,742

RATIO OF EARNINGS TO FIXED CHARGES	3.82	*

Tax-effected preferred dividends	$33	$39
Fixed charges	101,952	91,742
Fixed charges and preferred dividends	$101,984	$91,781

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS	3.82	*

(1)

Considering, among other things, recent significant divestitures and an increasing amount of rental income in proportion to gross rent expense, TDS revised its approach in the fourth quarter of 2014 in calculating the above ratios to use gross rent expense, rather than net rent expense, for estimating the interest portion of rent expense.  Prior periods have been revised to conform to this presentation.

(2)

Includes Gain on sale of business and other exit costs, net of $129.4 million and $4.3 million in 2015 and 2014, respectively.  Additionally, includes $122.9 million and $91.4 million in Gain on license sales and exchanges, net in 2015 and 2014, respectively.

(3)	Interest expense on income tax contingencies is not included in fixed charges.

*	Earnings for the six months ended June 30, 2014 were inadequate to cover Fixed charges and Fixed charges and preferred dividends by $15.2 million.